[Draft: (Miami) June 10, 2002]


                           [Corporacion Durango Logo]

              Corporacion Durango, S.A. de C.V. Announces an Offer
               to Purchaser for Cash Any and All of the Company's
                    Outstanding 12 5/8% Senior Notes due 2003

     Durango, Mexico June 10, 2002 - Corporacion Durango, S.A. de C.V. (NYSE:
CDG; BMV: CODUSA) ("Durango" or the "Company'), one of the largest integrated paper producers based in Latin America, today announced the commencement of a cash tender offer for any and all US$121,710,000 aggregate principal amount of the Company's outstanding 12 5/8% Senior Notes due 2003 (the "Notes"). The tender offer is being made upon the terms and subject to the conditions set forth in Durango's Offer to Purchase, dated June 10, 2002 (the "Offer to Purchase"). Morgan Stanley and Banc of America Securities LLC are the dealer managers for the tender offer.

     The tender offer price (the "Offer Price") to be paid by Durango in cash for each $1,000 principal amount of Notes validly tendered and accepted for purchase on or prior to the Expiration Date shall be $1,040. Further, each registered holder of Notes who has validly tendered Notes accepted for purchase, at or prior to 5:00 p.m., New York City time, on June 21, 2002 (the "Early Participation Date"), shall receive, in addition to the Offer Price, an amount in cash equal to $10 (the "Early Participation Payment") for each $1,000 principal amount of Notes validly tendered and accepted for purchase. In each case, holders who have validly tendered Notes pursuant to the tender offer shall also receive accrued and unpaid interest to, but not including, the date of payment of the Offer Price. The Company expects that the date of payment for Notes accepted for purchase will be the third business day after the Expiration Date.

     The tender offer will expire at 5:00 p.m., New York City time, on Monday, July 8, 2002, unless extended or earlier terminated (such time and date, as the same may be extended, the "Expiration Date"). Notes that have been tendered at or prior to 5:00 p.m., New York City time, on the Early Participation Date may not be withdrawn, unless the Company reduces the principal amount of Notes subject to the tender offer, reduces the Offer Price or the Early Participation Payment, or is otherwise required by applicable law to permit withdrawal. Notes tendered after 5:00 p.m., New York City time, on the Early Participation Date may be withdrawn at any time prior to the Expiration Date.

     The tender offer is not conditioned upon any minimum tender of Notes, but is subject to several conditions, including the receipt by Durango of proceeds from the issuance of long-term debt securities in an amount sufficient to fund the tender offer on or prior to the Expiration Date.

     Questions relating to the procedures for tendering Notes and requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective telephone numbers set forth below. The Dealer Managers for the tender offer are:

             Morgan Stanley
             1585 Broadway
             New York, NY  10036
             (212) 761-4000

             Banc of America Securities LLC
             100 North Tryon Street
             Charlotte, NC 28255
             (888) 292-0070

The Information Agent for the tender offer is:

             D.F. King & Co., Inc.
             77 Water Street
             New York, NY  10005
             (212) 269-5550

             D.F. King (Europe) Limited
             2 London Wall Building
             Second Floor
             London, EC2M5PP
             ENGLAND
             (44-207) 920-9700

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The offer is made only by the Offer to Purchase.

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